Phone:	212-885-5369
Fax:	212-885-5001
Email:	ESimonson@BlankRome.com

 March 8, 2012

VIA EDGAR (FILE TYPE CORRESP) AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention: Peggy Kim, Special Counsel

Re:	Vermillion, Inc. Soliciting Material filed under Rule 14a-12 by Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin Filed February 29, 2012
File No. 1-34810

Dear Ms. Kim,

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 2, 2012 (the “Comment Letter”), addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”). The Staff issued the Comment Letter in connection with the Participants’ filing on February 29, 2012 of soliciting material on Schedule 14A filed under Rule 14a-12 (the “Schedule 14A”) in connection with Vermillion, Inc. (the “Issuer” or “Company”). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Soliciting Material filed under Rule 14a-12

Exhibit 2: Press Release

1.	We note the following statements about the company's financial or operating performance:
•	“As we have all painfully witnessed, the company is on a downward spiral to certain self-destruction in front of our eyes, plagued by gross mismanagement.”
•	“Page and Hamilton have alternatively sat idle or actively caused monumental damage to stockholder value; Vermillion's stock price has declined over 90% over the past two years.”
•	The board's “self-serving policies and tactics that have eroded stockholder value.”

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Please further describe your view of the issuer's financial and operating performance. Please provide supplementally to us, and revise future filings to disclose, your support for any statements relating to the company's financial and market performance. In addition, to facilitate our review, where the bases are other documents, such as prior proxy statements, Forms 10-K and 10-Q, annual reports, analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark the supporting documents provided to identify the specific information relied upon.

Response: The Participants’ view of the Issuer’s financial and operating performance is based upon the financial results of the Issuer as indicated in its periodic filings with the Securities and Exchange Commission and upon the approximately 95% decline in the per share price of the Issuer’s common stock over the previous two year period (as of the date of the filing of the Schedule 14A). Specific support for each of the statements mentioned in Comment 1 is set forth below:

• “As we have all painfully witnessed, the company is on a downward spiral to certain self-destruction in front of our eyes, plagued by gross mismanagement.”

The closing price of the Issuer’s common stock on March 5, 2010 was $32.02 per share, compared to $1.34 per share on March 3, 2012, representing a greater than 95% decline in per share price of the Issuer’s common stock over a two year period (as of the date of the filing of the Schedule 14A).

According to the Form 8-K filed by the Issuer on February 23, 2012 (Appendix A), the Company has $22.5 million in cash, and the Company estimated the cash usage to be $12 million for 2012. Additionally, according to the Company’s Form 10-K for the year ended December 31, 2010 filed on February 28, 2011 (Appendix B), the principal amount outstanding and any unpaid interest of the secured line of credit with Quest Diagnostics will become due and payable on October 7, 2012. Taking into consideration the Company’s cash burn rate and debt obligations owed, unless the Company receives a cash infusion from the sale of additional debt or equity, the Company’s cash level at the end of 2012 will be $3.5 million. Without any additional financing, it appears that the Company will expend all of its cash within approximately a year.

• “Page and Hamilton have alternatively sat idle or actively caused monumental damage to stockholder value; Vermillion’s stock price has declined over 90% over the past two years.”

As set forth above, the closing price of the Issuer’s common stock on March 5, 2010 was $32.02 per share, compared to $1.34 per share on March 3, 2012, representing a greater than 95% decline in the per share price of the Issuer’s common stock over a two year period (as of the date of the filing of the Schedule 14A) while Ms. Page was Chief Executive Officer and John F. Hamilton was a member of the Board of Directors.

• “[The board’s] self-serving policies and tactics that have eroded stockholder value.”

The Participants believe that the compensation of management and some Board members was excessive and eroded shareholder value. Management and board members received the following compensation in fiscal year 2010 according to the Company’s definitive proxy statement on Schedule 14A filed on April 28, 2011 (Appendix C):

-          Gail S. Page: $4,510,884

-          John F. Hamilton: $1,354,683

-          James Burns: $1,337,808

2.	We note the following statements about potential future market values:
•	“The 15,000 tests sold in 2011 with a $650 list price have the potential of generating $10 million in revenue, once the reimbursement issues are ironed out. Even a conservative valuation based on existing levels of sales of OVA1 should place its value in the range of $50 million (or $3.35/share). Any future growth will simply provide upside to that.”
•	“Vermillion's other product...addresses a minimum $1 billion market opportunity.... Any other company, having such a blockbuster test in an advanced stage of development, would be valued north of $100 million (or $6.71/share), but the market is unwilling to put its trust in current management given their historic performance.”

Under note (a) to Rule 14a-9, predictions as to specific future market values are an example of statements that may be false and misleading. Please explain how these statements comply with Rule 14a-9, or in the alternative, please make a revised filing to reflect the deletion of the cited statements. Please provide us supplementally with any support for these statements and also confirm that any future implied or express valuations will be accompanied by disclosure which facilitates security holders' understanding of the basis for and limitations on the projected realizable values. See Exchange Act Release No. 16833 (May 23, 1980).

Response: Please note that while the above referenced statements in Comment 2 of the Comment Letter were prepared in good faith based on what the Participants believe to be comparable public companies, the Participants will not include their estimates of specific future market values in any future filings, materials or communications related to this proxy contest. Any future implied valuations or ranges in valuations will be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values.

3.	Please further describe how the nominees will “press for the necessary changes,” “unlock the potential of Vermillion's assets,” “start renegotiating agreements, streamline operations to eliminate bloat, and accelerate the FDA approval process for PAD.” Please also describe any specific plans to sell the company or its assets. Please revise to clarify that the nominees' plans may change subject to their fiduciary duty to stockholders if elected.

Response: The anticipated changes that the nominees will attempt to undertake if elected are set forth below. While the nominees, if elected, have no specific plans at this time to sell the Company or a substantial portion of its assets, the nominees are committed to considering transactions that are appropriate and in the best interests of the Company and its stockholders. The nominees’ plans may change at any time subject to their fiduciary duties to stockholders if elected.

•	The nominees intend to call for removal of Ms. Page as the Company’s CEO and for her replacement with a more suitable candidate not yet identified.
•	The nominees intend to call for an amendment to the Company’s bylaws to provide for a right for stockholders to call a special meeting at anytime, if stockholders holding more than 10% of the Company’s outstanding voting stock request such a meeting.
•	The nominees intend to review the terms of and value provided by the Quest Diagnostics Agreement.
•	The nominees intend to press for the reduction of sales, general and administrative costs, for an increase in research and development spending, and for a change in the Company’s focus from a sales organization to a corporation more focused on research and development and intellectual property.
•	The nominees intend to shift the direction of the Company’s primary focus toward FDA approval of the VASCLIR (PAD) blood test and the OVA2 test.
4.	We note that the participants have “started preliminary discussions with potential CEO candidates.” Please revise to describe any specific plans to change management. If the participants plan to change management, please also describe the financial consequences to Vermillion.

Response: If elected to the Company’s board of directors, the nominees intend to propose the termination of the current CEO of the Company, Gail S. Page and to replace her with a more suitable candidate not yet identified. If Ms. Page is terminated without cause, the Company would be obligated (i) to make continued payment of her base salary as then in effect for a period of twelve months following the date of termination, or $385,000; and (ii) to immediately accelerate the vesting of twenty four (24) months of any options previously granted by the Company to Ms. Page, or options valued at $258,286, as of December 31, 2010 as set forth in the Company’s definitive proxy statement on Schedule 14A filed on April 28, 2011 (See Appendix C).

Each Participant acknowledges the following (individual acknowledgments are attached as Appendices D, E and F):

▪	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
▪	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff should have any questions regarding the Schedule 14A or our response to the Comment Letter, please do not hesitate to contact me at 212.885.5369 (fax 917.332.3846) or ESimonson@BlankRome.com.

Sincerely,

/s/ Eric Simonson
Eric Simonson

cc:	Gyӧrgy B. Bessenyei

Gregory V, Novak

Robert S. Goggin

APPENDIX A

Extract from Exhibit 99.1 to Vermillion, Inc.’s Current Report on Form 8-K filed on February 23, 2012:

Exhibit 99.1

Vermillion Reports Preliminary Fourth Quarter and Full Year 2011 Results

Austin, TX – February 23, 2012 – Vermillion, Inc. (NASDAQ: VRML), a leading molecular diagnostics company, reported operational and preliminary financial results for the fourth quarter and full year of 2011.

Operational Highlights

•	OVA1® volume in Q4-11 increased 40% over the same year-ago quarter to 4,118.

•	Performed an estimated 15,225 OVA1® tests in 2011, up 147% from 2010.

•	Completed the purchase of substantially all of the assets associated with the ovarian cancer diagnostics business of Correlogic Systems, Inc., including more than 1,800 prospectively collected diagnostic samples from ovarian tumor studies, three biomarker-related pending U.S. patents, proprietary software and other intellectual property.

Key Recent Highlights

•	Expanded payer coverage for OVA1 with the addition of Wellmark South Dakota and Wellmark Iowa, increasing coverage by 2.1 million lives. Currently, there are 24 independent Blue Cross Blue Shield plans representing approximately 38 million lives. Including Medicare and other regional plans, total coverage for OVA1 is estimated to be about 85 million lives.

•	Reached a settlement in February with a third party related to losses on the company’s short and long-term investments in previous years. The total settlement was $1 million and we expect to receive approximately $700,000, net of costs and legal expenses.

Fourth Quarter and Full Year 2011 Preliminary Financial Results

The company’s product revenues for the fourth quarter and full year 2011 are subject to change pending receipt of the 2011 annual “true-up” report from Quest Diagnostics Incorporated and are therefore not being reported herein. In addition, receipt of the ruling in the Molecular Analytical Systems, Inc. (MAS) binding arbitration is pending and could also impact our 2011 results. Therefore, the following financial data is unaudited and preliminary.

License revenue for the fourth quarter of 2011 totaled $113,000, compared to $196,000 in the same year-ago period, and related to the company’s achievement of certain milestones under the Strategic Alliance Agreement with Quest Diagnostics.

As of December 31, 2011, cash and cash equivalents totaled $22.5 million. The company utilized $5.0 million in cash in the fourth quarter, including $435,000 for the Correlogic asset acquisition. The company expects to reduce cash utilization to $3-4 million in the first quarter of 2012 and reduce cash-based operating expenses to approximately $12 million in fiscal 2012, as compared to $16.2 million in fiscal 2011.

APPENDIX B

Extract from Page F-16 of the financial statements in Vermillion, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010 filed on February 28, 2011:

NOTE 4:    STRATEGIC ALLIANCE WITH QUEST DIAGNOSTICS INCORPORATED

Quest Diagnostics is a significant holder of our common stock. On July 22, 2005, we entered into a strategic alliance agreement (the “Strategic Alliance Agreement”) with Quest Diagnostics to develop and commercialize up to three diagnostic tests from our product pipeline (the “Strategic Alliance”). The Strategic Alliance Agreement was set to expire on the earlier of (i) the three-year anniversary of the agreement, which was July 22, 2008, and (ii) the date on which Quest Diagnostics commercializes three diagnostic tests. On July 21, 2008, the Strategic Alliance Agreement was amended to extend the term of the agreement to end on the earlier of (i) September 1, 2008 and (ii) the date on which Quest Diagnostics commercializes three diagnostic tests. On October 24, 2008, the Strategic Alliance Agreement was amended to extend the term of the agreement to end on the earlier of (i) September 1, 2009 and (ii) the date on which Quest Diagnostics makes its third development election. On October 7, 2009, the Strategic Alliance Agreement was amended to extend the term of the agreement to end on the earlier of (i) October 7, 2012 and (ii) the date on which Quest Diagnostics has commercially launched three licensed tests under the Strategic Alliance. On November 10, 2010, we further amended the Strategic Alliance Agreement (the Strategic Alliance Agreement and the July 21, 2008, October 24, 2008, October 7, 2009 and November 10, 2010 amendments are collectively referred to as the “Amended Strategic Alliance Agreement”) to give Quest Diagnostics the exclusive right to commercialize OVA1 for up to three additional years from the period as specified in the Strategic Alliance Agreement and to establish royalties, fees, and other payments related to the performance of OVA1. To date, Quest Diagnostics has selected two diagnostic tests to commercialize, our peripheral arterial disease blood test (“VASCLIR”) which is under development and OVA1.

Secured Line of Credit with Quest Diagnostics Incorporated

In connection with the Strategic Alliance Agreement, Quest Diagnostics provided us with a $10,000,000 secured line of credit, which is collateralized by certain of our intellectual property and may only be used for payment of certain costs and expenses directly related to the Strategic Alliance. Under the terms of this secured line of credit, the interest rate is at the prime rate plus 0.5% and is payable monthly. The effective interest rate was 3.75% and 4.75% at December 31, 2010 and 2009, respectively. This secured line of credit also contains provisions for Quest Diagnostics to forgive portions of the amounts borrowed that corresponds to our achievement of certain milestones related to development, regulatory approval and commercialization of certain diagnostic tests. The amounts to be forgiven and the corresponding milestones that we must achieve are:

(i)	$1,000,000 for each application that allows a licensed laboratory test to be commercialized with a maximum of three applications for $3,000,000;

(ii)	$3,000,000 for the earlier of FDA clearance of the first diagnostic test kit or commercialization of the first diagnostic test kit; and

(iii)	$2,000,000 upon each FDA clearance of up to two subsequent diagnostic test kits but no later than the first commercialization of each such diagnostic test kit, with a maximum forgiveness of $4,000,000 for two diagnostic test kits.

If not otherwise forgiven, the principal amount outstanding and any unpaid interest of this secured line of credit will become due and payable on October 7, 2012.

We have drawn on this secured line of credit in monthly increments of $417,000 on the last day of each month during the first two years of the Strategic Alliance. The outstanding principal balance of this secured line of credit was $7,000,000 and $10,000,000 at December 31, 2010 and 2009, respectively. Accrued interest payable related to this secured line of credit was $63,000 and $480,000 as of December 31, 2010 and 2009, respectively. Interest expense related to this secured line of credit was $278,000, $512,000 and $560,000 for the years ended December 31, 2010, 2009 and 2008, respectively. From the inception of the Strategic Alliance through December 31, 2008, we have spent $10,000,000 of the amounts drawn on in-house research and development, as well as collaborations with others, directed towards achieving the milestones. On September 11, 2009, we achieved the FDA clearance of OVA1 milestone provision in the secured line of credit agreement providing for a reduction in the principal amount of the loan of $3,000,000 but was only able to apply the milestone once it was no longer in default under the terms of the secured line of credit while under Chapter 11 bankruptcy protection. On January 22, 2010 we cured the default upon payment of accrued interest totaling approximately $472,000. On January 23, 2010, the principal was reduced to $7,000,000. We are in discussions with Quest Diagnostics regarding the achievement of an additional $1,000,000 forgiveness milestone as a result of the FDA clearance of OVA1 under the terms of the Strategic Alliance Agreement.

APPENDIX C

Extract from Pages 12, 26 and 29 of Vermillion, Inc.’s Schedule 14A Information Statement filed on April 28, 2011:

COMPENSATION OF DIRECTORS

Director Compensation

Outside directors (i.e., non-employee directors) are compensated for their service as (1) a member of the Board of Directors, (2) a member of any committee of the Board of Directors, and (3) a chair of any committee of the Board of Directors. Currently, we have adopted a compensation program to grant restricted stock units (“RSUs”) to outside directors with a targeted value on the grant date. The number of RSUs granted is determined by dividing the targeted value by a trailing average price of our common stock on the date of grant of the RSUs. The RSUs vest in four equal quarterly installments over the course of the fiscal year, with the vesting commencement date starting on January 1 each year. Periodically, the Compensation Committee reviews and determines the adequacy of the compensation program for outside directors, and based upon the results of their analysis, the Compensation Committee will make recommendations in regards to the compensation program for outside directors to the Board of Directors. During fiscal year 2010, the outside directors were compensated as follows:

•	each outside directors received 13,000 RSUs;

•	the chairperson of the Audit Committee received 2,500 RSUs;

•	the chairperson of the Compensation Committee received 2,000 RSUs;

•	the chairperson of the Nominating and Governance Committee received 1,500 RSUs;

•	the other members of the Compensation Committee and the Nominating and Governance Committee each received 1,000 RSUs;

•	the other members of the Audit Committee received 1,500 RSUs; and

•	the other member of the Special Compensation Committee received 5,000 RSUs.

The Bankruptcy Court approved a Debtor’s Incentive Plan on April 14, 2010 in recognition of Ms. Page, Mr. Burns and Mr. Hamilton’s services during the bankruptcy proceedings. Under the Debtor’s Incentive Plan, we were directed to distribute an aggregate of $5,000,000 in cash and 302,541 shares of restricted stock in Debtor’s Incentive Plan Payments to Ms. Page, Mr. Burns and Mr. Hamilton. The total Debtor’s Incentive Plan cash payments and restricted stock awards were allocated to Ms. Page, Mr. Burns and Mr. Hamilton on a 60%-20%-20% basis, respectively. Such Debtor’s Incentive Plan compensation was not attributable to the three directors as compensation for the year of 2009 because we did not receive approval to make the awards (and did not in fact make any cash or restricted stock awards) until April 2010. The restricted stock awards do, however, provide for retroactive vesting credit for 1/24th of the total award on each monthly anniversary of the vesting commencement date (June 22, 2009).

The compensation earned by our outside directors for the year ended December 31, 2010 was as follows:

Name	Fees Earned or Paid in Cash	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
James S. Burns (1)	$1,000,000	$337,808	$—	$—	$—	$—	$1,337,808
John F. Hamilton (1)	1,000,000	337,808	16,875	—	—	—	1,354,683
Peter S. Roddy	—	86,335		—	—	—	86,335
Carl Severinghaus	—	97,475	—	—	—	—	97,475
William C. Wallen, Ph.D.	—	122,540	—				122,540
Total	$2,000,000	$981,966	$16,875	$—	$—	$—	$2,998,841

(1)	Fees earned or paid in cash and stock awards include compensation earned under the Debtor’s Incentive Plan.

(2)	All outside directors received RSUs.

(3)	For awards of options, the aggregate grant date fair value is computed in accordance with FASB ASC Topic 718 (column (d)).

Compensation for the Named Executive Officers in 2010, 2009 and 2008

The compensation earned by the NEOs for the years ended December 31, 2010, 2009 and 2008 was as follows:

Name and Principal Position	Year	Salary	Bonus	Stock Award (11)		Option Awards (12)	Non-Equity Incentive Plan (13)	Nonqualified Deferred Compensation Earnings	All Other Compensation		Total
Gail S. Page	2010	$346,699	$—	$765,130	(1)	$195,697	$179,127	—	$3,024,231	(2)	$4,510,884
Director, President and	2009	87,323	—	—		211,247	—	—	611,520	(3)	910,090
Chief Executive Officer	2008	364,550	—	—		207,109	—	—	29,278	(4)	600,937
(Principal Executive Officer)

Sandra A. Gardiner	2010	150,334	—	—		68,502	66,370	—	—		285,206
Vice President and Chief Financial Officer	2009	—	—	—		—	—	—	—		—
	2008	—	—	—		—	—	—	—		—

Eric T. Fung, M.D., Ph.D.	2010	252,417	—	88,463	(5)	836,030	129,437	—	11,000	(6)	1,317,347
Senior Vice President and Chief Science Officer	2009	49,767	—	—		190,194	—	—	79,082	(7)	319,043
	2008	220,550	—	—		91,165	—	—	1,203	(8)	312,918

William Creech	2010	146,798	—	—		32,194	49,421	—	6,000	(9)	234,413
Vice President of Sales and Marketing	2009	—	—			—	—	—	—		—

Ashish Kohli, CFA	2010	61,042	—	—		5,879	18,889	—	41,865	(10)	127,675
Vice President of Corporate Strategy	2009	—	—	—		—	—	—	—		—
	2008	—	—	—		—	—	—	—		—

John Tran	2010	98,886	—	—		—	—	—	—		98,886
Interim Vice President of	2009	—	—	—		—	—	—	—		—
Finance and Chief Accounting Officer	2008	—	—	—		—	—	—	—		—

(1)	Amount represents restricted stock awards issued to Ms. Page pursuant to the Debtor’s Incentive Plan.
(2)	Amount represents Ms. Page’s Debtor Incentive Plan cash distribution of $3,000,000, consulting income of $23,660 and Cobra payment of $571.
(3)	Amount represents Ms. Page’s accrued severance of $365,753, consulting income of $189,859, health expense reimbursement program of $562, COBRA payment of $2,252, car allowance of $5,557, and PTO payout of $47,540. Due to the bankruptcy proceeding, Ms. Page was not paid for her service as Chair of the Board of Directors during 2009.
(4)	Amount represents Ms. Page’s health expense reimbursement program of $538 and car allowance of $28,740.
(5)	Amount represents Dr. Fung’s restricted stock awards pursuant to our emergence from bankruptcy.
(6)	Amount represents Dr. Fung’s consulting income of $11,000.
(7)	Amount represents Dr. Fung’s consulting income of $45,038 and PTO payout of $34,044.
(8)	Amount represents amounts paid through our health expense reimbursement program.
(9)	Amount represents Mr. Creech’s car allowance of $6,000.
(10)	Amount represents Mr. Kohli’s consulting income of $41,865.
(11)	For awards of stock, the aggregate grant date fair value is computed in accordance with FASB ASC Topic 718 (column (e))
(12)	For awards of option, the aggregate grant date fair value is computed in accordance with FASB ASC Topic 718 (column (f)).
(13)	Amount represents annual performance bonus for fiscal year 2010. The performance bonus for the first half of the fiscal year 2010 was paid in fiscal year 2010. The performance bonus for the second half of the fiscal year 2010 was paid in fiscal year 2011.

Potential Payments Upon Termination

The amounts payable to each NEO should he or she be terminated, were, as of December 31, 2010, as follows:

Name	Termination Scenario	Continued Payment of Base Salary	Immediate Vesting of Stock Options (3)	Health and Dental Insurance Benefits (4)
Gail S. Page	Termination (1)	$385,000	$258,286	$13,599
	Within 12 Months After Change-in Control (2)	385,000	258,286	13,599
	For cause	—	—	—

Sandra A. Gardiner	Termination (1)	120,000	—	11,333
	Within 12 Months After Change-in Control (2)	120,000	—	11,333
	For cause	—	—	—

Eric T. Fung, M.D., Ph.D.	Termination (1)	206,250	82,653	—
	Within 12 Months After Change-in Control (2)	206,250	82,653	—
	For cause	—	—	—

William Creech	Termination (1)	—	—	—
	Within 12 Months After Change-in Control (2)	—	—	—
	For cause	—	—	—

Ashish Kohli. CFA	Termination (1)	—	—	—
	Within 12 Months After Change-in Control (2)	—	30,000	—
	For cause	—	—	—

(1)	Termination includes the following separation scenarios: resignation, retirement and involuntary termination not for cause (in all cases, assuming the executive is not entering into competitive or other activity detrimental to us).

(2)	Termination of employment by us for reasons other than for cause or by NEO for good reason with the 12-month period following a change in control (as defined in the respective employment agreements).

(3)	Assumes each NEO exercised all vested, in-the-money options at $7.52 (the December 31, 2010 closing price of our common stock). These amounts are in addition to the existing value of options vested at December 31, 2010.

(4)	Assumes each NEO does not obtain employment with reasonably comparable or better health and dental benefits within the time period specified in the respective employment agreements.

APPENDIX D

ACKNOWLEDGMENT

OF

ROBERT S. GOGGIN

In connection with the response letter dated March 8, 2012 to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 2, 2012, addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V, Novak, and Robert S. Goggin (the “Participants”) in connection with the Participant’s filing on February 29, 2012 of soliciting material on Schedule 14A filed under Rule 14a-12 in connection with Vermillion, Inc., I, Robert S. Goggin, acknowledge the following:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert S. Goggin
Robert S. Goggin

March 8, 2012

APPENDIX E

ACKNOWLEDGMENT

OF

GREGORY V. NOVAK

In connection with the response letter dated March 8, 2012 to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 2, 2012, addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”) in connection with the Participant’s filing on February 29, 2012 of soliciting material on Schedule 14A filed under Rule 14a-12 in connection with Vermillion, Inc., I, Gregory V. Novak, acknowledge the following:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Gregory V. Novak
Gregory V. Novak

March 8, 2012

APPENDIX F

ACKNOWLEDGMENT

OF

GYӧRGY B. BESSENYEI

In connection with the response letter dated March 8, 2012 to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 2, 2012, addressed to Eric Simonson, Esq., counsel to Gyӧrgy B. Bessenyei, Gregory V. Novak, and Robert S. Goggin (the “Participants”) in connection with the Participant’s filing on February 29, 2012 of soliciting material on Schedule 14A filed under Rule 14a-12 in connection with Vermillion, Inc., I, Gyӧrgy B. Bessenyei, acknowledge the following:

•	the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Gyӧrgy B. Bessenyei ____________
Gyӧrgy B. Bessenyei

March 8, 2012